                                                                       EXHIBIT 6

Article Nine of the Restated Certificate of Incorporation of Cheyenne Software, Inc. (the "Corporation") states that:

                      No director of the Corporation shall be personally liable
               to the Corporation or its stockholders for any monetary damages resulting from a breach of his fiduciary duty as a director provided that no director shall be relieved from any personal liability for (i) any breach of his duty of loyalty to the Corporation or its stockholders; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any violation under Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which he derived an improper personal benefit. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.